

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2022

Christer Rosén
Chief Executive Officer
Jupiter Neurosciences, Inc.
1001 North US HWY 1, Suite 504
Jupiter, FL 33477

> **Re: Jupiter Neurosciences, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed on January 26, 2022**
> **File No. 333-260183**

Dear Mr. Rosén:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 5 to Registration Statement on Form S-1, Filed January 26, 2022

Cover Page

1. We note your revised disclosure that you are offering an aggregate of 2.2 million units and have granted the underwriters an option to purchase up to an additional 330,000 shares of common stock and/or warrants to purchase 330,000 shares of common stock. Your footnotes to the fee table indicate that you are calculating your registration fee based on Rule 457(o). However, based on your revised disclosure that you anticipate your offering price could be up to $8.00 per share, it does not appear you have calculated the registration fee based on the maximum aggregate offering price. Please revise your fee table, and the opinion filed as Exhibit 5.1, accordingly.

Consolidated Financial Statements, page F-3

2.   Please reflect the reverse stock split in your consolidated financial statements retroactively as required by SAB Topic 4.C.

        You may contact Christie Wong at 202-551-3684 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Craig D. Linder, Esq.